UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Original Filing)*

RTI SURGICAL, INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

74995N105

(CUSIP Number)

September 16, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975N105	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glen Capital Partners Fund I, L.P. (EIN 46-2135960)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -
	6.	Shared Voting Power 3,496,575
	7.	Sole Dispositive Power - 0 -
	8.	Shared Dispositive Power 3,496,575
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,575
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 6.2%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 74975N105	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glen Capital Partners LLC (EIN 46-1943999)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -
	6.	Shared Voting Power 3,496,575
	7.	Sole Dispositive Power - 0 -
	8.	Shared Dispositive Power 3,496,575
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,575
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 6.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 74975N105	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glen Capital Partners GP I LLC (EIN 46-2147160)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -
	6.	Shared Voting Power 3,496,575
	7.	Sole Dispositive Power - 0 -
	8.	Shared Dispositive Power 3,496,575
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,575
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 6.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 74975N105	Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gregory L. Summe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -
	6.	Shared Voting Power 3,496,575
	7.	Sole Dispositive Power - 0 -
	8.	Shared Dispositive Power 3,496,575
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,496,575
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9) 6.2%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74975N105	Page 6 of 10

Item 1.	(a)	Name of Issuer: RTI Surgical, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 11621 Research Circle, Alachua, FL 32615

Item 2.	(a)	Name of Person(s) Filing: Glen Capital Partners Fund I, L.P. Glen Capital Partners LLC Glen Capital Partners GP I LLC Gregory L. Summe

	(b)	Address of Principal Business Office or, if none, Residence: The principal business address of each person filing is: 275 Grove Street, Suite 2-400, Newton, MA 02466

(c)	Citizenship:

Glen Capital Partners Fund I, L.P. is a Delaware limited partnership

Glen Capital Partners LLC is a Delaware limited liability company

Glen Capital Partners GP I LLC is a Delaware limited liability company

Gregory L. Summe is a United States citizen

	(d)	Title of Class of Securities: Common Stock, $0.001 par value

	(e)	CUSIP Number: 74975N105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 74975N105	Page 7 of 10

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Ownership.

	(a)	Amount beneficially owned: Glen Capital Partners Fund I, L.P.: 3,496,575 Glen Capital Partners LLC: 3,496,575 Glen Capital Partners GP I LLC: 3,496,575 Gregory L. Summe: 3,496,575

	(b)	Percent of class: Glen Capital Partners Fund I, L.P.: 6.2% Glen Capital Partners LLC: 6.2% Glen Capital Partners GP I LLC: 6.2% Gregory L. Summe: 6.2%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: Glen Capital Partners Fund I, L.P.: - 0 - Glen Capital Partners LLC: - 0 - Glen Capital Partners GP I LLC: - 0 - Gregory L. Summe: - 0 -

		(ii)	Shared power to vote or to direct the vote: Glen Capital Partners Fund I, L.P.: 3,496,575 Glen Capital Partners LLC: 3,496,575 Glen Capital Partners GP I LLC: 3,496,575 Gregory L. Summe: 3,496,575

		(iii)	Sole power to dispose or to direct the disposition of: Glen Capital Partners Fund I, L.P.: - 0 - Glen Capital Partners LLC: - 0 - Glen Capital Partners GP I LLC: - 0 - Gregory L. Summe: - 0 -

(iv)

Shared power to dispose or to direct the disposition of:

Glen Capital Partners Fund I, L.P.: 3,496,575

Glen Capital Partners LLC: 3,496,575

Glen Capital Partners GP I LLC: 3,496,575

Gregory L. Summe: 3,496,575

CUSIP No. 74975N105	Page 8 of 10

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification.

By signing below the undersigned each certifies that, to the best knowledge and belief of the undersigned, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74975N105	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2013

/s/ Gregory L. Summe
Gregory L. Summe, individually, and as sole member of Glen Capital Partners LLC and Glen Capital Partners GP I LLC for itself and as the general partner of Glen Capital Partners Fund I, L.P.

CUSIP No. 74975N105	Page 10 of 10

Exhibit A

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of RTI Surgical, Inc., and that the Schedule 13G to which this Agreement is appended as Exhibit A is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 26th day of September 2013.

/s/ Gregory L. Summe
Gregory L. Summe, individually, and as sole member of Glen Capital Partners LLC and Glen Capital Partners GP I LLC for itself and as the general partner of Glen Capital Partners Fund I, L.P.